Exhibit 77(i)

                       Terms of New or Amended Securities

At the March 24, 2004, meeting of the Board of Trustees of ING Variable Funds (the "Board"), the Board approved re-designating the Portfolio's Class R shares to Class I shares with no effect upon the shareholders.